[ING Funds Logo]

April 14, 2009

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer on April 3, 2008, for Post-Effective Amendment No. 94 to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”).  Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the ADV Class Prospectuses (Book 1, Book 2 and Book 3).  Conforming changes were made, where applicable, to the Institutional Class, Service Class, and Service 2 Class Prospectuses. The Staff made no comments regarding the Funds of Funds, Feeder Funds and Statements of Additional Information.  In addition, attached is the Tandy Letter (Attachment A) and Schroders Composite (Attachment B).

Introductions

1.             Comment:              The Staff requested that the language in the “Introduction — Classes of Shares” be revised to reflect that ING T. Rowe Price Personal Strategy Balanced and ING Van Kampen Global Tactical Asset Allocation Portfolios do not offer Class I shares or Service 2 Class shares.

Response:             The sections have been revised as requested.

Performance of Similarly Managed Mutual Funds

2.            Comment:               The Staff requested deletion of the phrase, “In addition, performance of a similarly managed fund is presented in the section of this Prospectus entitled “Performance of a Similarly Managed Mutual Funds” as it is not required disclosure.

Response:             The Registrant acknowledges that General Instruction 3(b) of Form N-1A does not permit information in the Risk/Performance section that is not otherwise required.  In this regard, the disclosure in the section entitled “Performance” does not add information to the Risk/Performance but merely directs shareholders to the section of the Prospectus where additional information may be found.  Therefore, the Registrant will not revise the current disclosure.

Portfolio Fees and Expenses Tables

3.             Comment:              The Staff requested that the Registrant confirms that the Distribution (12b-1) and Shareholder Service Fees column for ADV Class shares reflects the full fee without the waiver and that the waiver is reflected in the footnote.

Response:             The Registrant confirms that the waiver only appears in the footnote and the table reflects the full fee.

ING Artio Foreign Portfolio (pg. 10)

4.             Comment:              The Staff requested clarification of the term “bottom-up.”

Response:             The Registrant clarified what is meant by “bottom-up” by revising the sentence to read as follows: “In developed markets (such as the Western Europe, Canada, Australia and New Zealand), the stock selection process is primarily bottom-up, concentrating on company factors such as balance sheet metrics and industry factors such as performance of particular industries in similar macroeconomic environments and relative to the broader economy.”

ING Focus 5 Portfolio (pg. 27)

5.             Comment:              The Staff requested that the Returns for a Hypothetical Portfolio for Focus 5 Portfolio be removed from the Prospectus.

Response:             The Registrant has removed the Hypothetical Performance for Focus 5 Portfolio from the Prospectuses.

ING Franklin Mutual Portfolio (pg. 36)

6.             Comment:              The Staff requested an explanation of the term “primarily to predominantly” in the sentence “However, as a general rule, the Portfolio currently invests the equity portion of its portfolio primarily to predominantly (up to 100% of its assets) in companies with market capitalization greater than $5 billion.”

Response:             The Sub-Adviser considers primarily to be 66%-80% of the Portfolio’s assets and predominantly to be 80% or more of the Portfolio’s assets.

ING MFS Utilities Portfolio (pg. 67)

7.             Comment:              The Staff requested addition of the term “junk bonds” following the term debt securities.

Response:             The Registrant has revised the disclosure as follows: “The Sub-Adviser primarily invests the Portfolio’s assets in equity securities, but may also invest in debt instruments, including lower quality debt instruments (commonly know as “junk bonds”).

Performance of Similar Accounts Managed by Schroders (pg. 133)

8.             Comment:              The Staff questioned the disclosure for this section as it contains references to sales loads for the ING Multi-Manager International Small Cap Portfolio.  The Staff requested that a markup be done and sent to the examiner and also be contained in this response.

Response:             The Registrant has removed the following section from the paragraph: “The first column of performance numbers under the average annual total returns table reflects the deduction of the maximum front-end sales charge of the Portfolio (5.75%) from a hypothetical investment made in the first year of the one-, three-, five-, and ten-year periods, respectively. The average annual total returns for the Composite do not reflect the deduction of any sales loads which would have reduced the performance numbers.”

ING Clarion Real Estate Portfolio (pg. 8, Book 1) and ING Index Plus International Equity Portfolio (pg. 11, Book 2)

9.             Comment:              The Staff requested a definition of Total Return be added to the Investment Objective section.

Response:             The Registrant will add the definition “including capital appreciation and current income.”

ING Index Plus International Equity Portfolio (pg. 11, Book 2)

10.           Comment:              With regard to the investment objective of the Portfolio, please explain in your response letter if the reference to “total return” contained in the investment objective of “Outperforming the total return performance of the MSCI EAFE Index, while maintaining a market level of risk” is referring to the price return of the index or if the Registrant is trying to capture more than just the price return.

Response:             Because this is an index plus fund, we are not trying to replicate the index performance but instead attempting to outperform the return of the index.

ING Legg Mason Value Portfolio (pg. 24, Book 2)

11.           Comment:              Following the 485(a) filing for ING Legg Mason Value Portfolio the Staff noted that the Registrant had informed the Staff that this Portfolio was going to have a sub-adviser change with a subsequent change to the Portfolio’s name, investment objective and principal strategies and that the Registrant will need to make these revisions in the 485(b) filing. The Staff asked for an explanation of the basis for making these changes in the 485(b) filing.

Response:             The Registrant feels that the basis for making these changes in the 485(b) filing is that the disclosure is identical to the disclosure for ING VP Growth and Income Portfolio and that this disclosure has previously been reviewed by the Staff. In addition, the Registrant feels comfortable with this approach due to the fact a supplement was filed informing shareholders of this change on March 30, 2009 immediately following board approval on March 27, 2009 and an N-14 will be mailed to shareholders on or about June 8, 2009. In addition this change is taking effect on April 30, 2009 under an interim agreement and the Registrant believes that it is appropriate the changes appear in the prospectus and SAI to be dated May 1, 2009.

12.           Comment:              The Staff requested the Registrant to confirm that the side agreement waiver for ING Growth and Income Portfolio II (formerly, ING Legg Mason Value Portfolio) is only reflected in footnote 4 and not in the table.

Response:             The Registrant confirms that the waiver is only reflected in the footnote and the table presents the full fee without the waiver.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Dechert LLP

Attachment A

[ING Funds Logo]

April 14, 2009

VIA EDGAR

Mr. Jeffrey Foor, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc: Dechert LLP

Attachment B

Performance of Similar Accounts Managed by Schroders

The tables below are designed to show how a composite of similar accounts managed by Schroders performed over various periods in the past.

The Schroder US International Small Cap Fund Composite (“Composite”) is a composite of the performance of actual fee-paying and non-fee paying, fully discretionary accounts under management by Schroders for at least one month beginning May 31, 1989 that has investment objectives, policies and strategies that are substantially similar to those of Schroders’ sleeve of the Portfolio. The accounts included in the Composite may include separate accounts, registered mutual funds, private investments funds and other client accounts.

The tables below show the returns for the Composite compared with the S&P Developed SmallCap Euro-Pacific Index for the one-, three, five-, and ten-year periods ended December 31, 2008 and on an annual basis as of December 31 of prior years. This information is designed to demonstrate the historical track record of Schroders. It does not indicate how the Portfolio has performed or will perform in the future. Past performance is not a guarantee of future results.

The net annual returns for the Composite were calculated on a time weighted and asset weighted, total return basis, including reinvestment of all dividends, interest and income, realized and unrealized gains or losses, brokerage commissions and execution costs, advisory and custodial fees, and any applicable foreign withholding taxes, without provision for federal and state income taxes, if any. The accounts in the Composite do not pay the same expenses that mutual funds pay and are not subject to the diversification rules, tax restrictions and investment limits under the 1940 Act or Subchapter M of the Code. Returns would have been lower if the Composite had been subject to these expenses and may have been lower if the Composite had been subject to these regulations. The aggregate returns of the accounts in the Composite may not reflect the returns of any particular account of Schroders. The performance reflected in the composite was calculated differently than the method used for calculating performance pursuant to SEC guidelines.

The table below shows the average annual total returns of the Composite for the stated periods ended December 31, 2008, as well as a comparison with the performance of the applicable benchmark.

Average Annual Total Returns (as of December 31, 2008)

	1 Year	3 Years	5 Years	10 Years
Schroder US International Small Cap Fund Composite (no sales charge)	(46.20)%	(8.26)%	4.71%	6.88%
S&P Developed SmallCap Euro-Pacific Index(1)	(46.62)%	(9.62)%	3.03%	4.12%

Average Annual Total Returns (as of December 31, 2008)

	Schroder US International Small Cap Fund Composite (no sales charge)	S&P Developed SmallCap Euro- Pacific Index(1)
2008	(46.20)%	4.12%
2007	7.60%	6.10%
2006	33.39%	30.35%
2005	21.23%	22.09%
2004	34.48%	28.79%
2003	51.41%	52.95%

(1) The S&P Developed SmallCap Euro-Pacific Index measures the performance of the smallest companies from the 24 European and Pacific countries represented in the S&P Developed SmallCap Euro-Pacific Index. The S&P Developed SmallCap Euro-Pacific Index represents companies whose assets place them in the bottom 20% of the total market capital of each country. Prior to October 1, 2008, the Index was known as S&P/Citigroup Extended Market Index Europe Pacific Asia Composite Index.  Prior to April 7, 2003, the Index was known as the Salomon Smith Barney EM EPAC Index and from April 7 through November 11, 2003, the Index was known as the Citigroup EM EPAC Index. The returns were adjusted for withholding taxes applicable to U.S. based mutual funds organized as Delaware statutory trusts. Since April 1, 2007, the returns are adjusted for withholding taxes applicable to Luxembourg holding companies.